SECU

17006215

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

SEC Mail Processing Section

FEB 28 2017

Washington DC 416

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SEC FILE NUMBER
8-35199

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Yaworsky — **(732) 694-5430**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bessemer Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2016, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

George Wilcox 2/24/17

George Wilcox
President
Date

George Yaworsky 2/24/17

George Yaworsky
Treasurer
Date

TRACI M. DAY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/15/2018

State of Florida
County of Palm Beach

Traci M Day 2/24/17

The foregoing instrument was acknowledged before me this 24th day of February 2017, by George Wilcox as President of Bessemer Investor Services, Inc.

By: Delilah El-Banna

DELILAH EL-BANNA
Notary Public - State of Florida
Commission # FF 184847
My Comm. Expires Apr 13, 2019
Bonded through National Notary Assn.

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS:	
Cash	$ 1,678,625
Other assets	64,509
TOTAL ASSETS	$ 1,743,134
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses and other liabilities	$ 118,075
Taxes payable	7,393
TOTAL	125,468
SHAREHOLDER'S EQUITY:	
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	1,367,666
TOTAL	1,617,666
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,743,134

See notes to Statement of Financial Condition.

BESSEMER INVESTOR SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash—Cash includes interest-bearing deposits with banks and other non-interest bearing deposits with an affiliate bank.

Revenue Recognition—Placement fees are earned by the Company for placing capital of clients of the Parent or its affiliates into funds as further described in the Related Party Transactions Note. Placement fees are recorded ratably over the year as earned.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company does not incur Federal income tax obligations and the accompanying financial statement does not include a provision for Federal income tax. The Company is a party to consolidated filings of Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's tax liability to BGI is determined based on the ratio of the Company's book income adjusted for permanent differences to the total income adjusted for permanent differences of the consolidated group. Other state and local taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that occur in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for differences between positions taken in a tax return and the related amounts recognized in the financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits within the Provision for Income Taxes. Accrued interest and penalties would be included within Taxes Payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with an affiliate bank in the amount of $72,234 as of December 31, 2016.

The Company and the Parent have entered into a Private Placement Agreement (the "Agreement"), as amended, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in several hedge funds of funds and certain other private investment companies organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

The Company is charged an allocation of shared services with BGI and its subsidiary companies. Such services include the personnel and other overhead costs for legal and compliance, finance and accounting, computer and other services.

The Company is also charged compensation and benefits by the Parent and Bessemer Trust Company of Florida ("BTF"), a subsidiary company of BGI. These charges are allocated based on approximate time spent by executive management relative to the operation of the Company. As of December 31, 2016, the Company has a receivable from the Parent of $40,000, which is included in Other assets, and an Accrued expense of $37,000 due to BTF in the Statement of Financial Condition.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI.

4. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal reporting purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily in New York State and New York City.

As of and during the year ended December 31, 2016, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2016, the Company's tax years for 2013, 2014, 2015 and 2016 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has recorded current taxes of $7,393 related to state and local taxes. Included within Other assets, the Company has a deferred tax asset relating to deferred deductions of $4,853 outstanding at December 31, 2016.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,553,157, which was $1,544,792 in excess of its required minimum net capital of $8,365. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2016, there were no pending legal actions against the Company.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *